Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation our report dated June 20, 2022 in Amendment No. 9 to the Registration Statement on Form F-1 of Wang & Lee Group, Inc., relating to the audit of the consolidated balance sheets of Wang & Lee Group, Inc. (the “Company”) as of December 31, 2021, and 2020, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows for each of the years ended December 31, 2021 and 2020, and the related notes (“collectively referred to as financial statements”) included herein.

We also consent to the reference of WWC.P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
January 24, 2023	Certified Public Accountants